SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
October 22, 2007

Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll
Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Third Quarter Net Income of $14.8 million, 32% higher than last year, and Year-to-date Net Income of $56.6 million, 54% higher than last year;
liquidity strengthens

Financial Highlights

Third Quarter 2007 vs. Third Quarter 2006:

•	Net income increased 32% to $14.8 million, and Operating Income(1) increased 76% to $15.2 million.

•	The commercial portfolio grew 19% to $4.0 billion.

Third Quarter 2007 vs. Second Quarter 2007:

•
The 5% increase in net interest income during the quarter was offset by lower trading gains on proprietary asset management, resulting in net income for the quarter of $14.8 million, 45% lower than the $27.0 million reported in the second quarter.

•	The average commercial portfolio rose 5% to $4.0 billion, on disbursements of $2.1 billion, the highest level since the fourth quarter of 2005.

•	The Bank’s liquidity ratio (liquid assets / total assets) strengthened from 5.4% to 7.3%; deposits grew 5% to $1.4 billion. Overall, cost of funds decreased by 1 bp.

•	The loan portfolio's weighted average lending spreads over Libor increased 6 bps; average lending spreads over Libor on new loans disbursed during the quarter increased 19 bps.

•	As of September 30, 2007, the Bank had zero credits in non-accruing or past due status.

Nine Months of 2007 vs. Nine Months of 2006:

•	Net income amounted to $56.6 million, an increase of 54%.

•	Operating income was $55.4 million, an increase of 120%, driven by the Commercial Division’s net interest income, which increased 27%, and Treasury Division’s net revenues, which rose 803%.

•	The Bank’s efficiency ratio improved from 44% to 32%.

•	Annualized operating ROE improved from 5.8% to 12.3%

•	The net interest revenue component of total revenues decreased from 94% to 63%.

(1) Operating income refers to net income, excluding reversals (provisions) for credit losses, and impairment on assets.

Panama City, Republic of Panama, October 22, 2007 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the third quarter ended September 30, 2007.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	9M06	9M07	3Q06	2Q07	3Q07
Net interest income	$42.1	$51.4	$15.6	$16.7	$17.6
Operating income by business segment:
Commercial Division	$25.1	$30.8	$9.7	$10.1	$10.8
Treasury Division	$0.1	$24.6	$(1.1)	$16.1	$4.5
Operating income	$25.2	$55.4	$8.7	$26.1	$15.2
Net income	$36.8	$56.6	$11.2	$27.0	$14.8

EPS (1)	$0.99	$1.56	$0.31	$0.74	$0.41
Book value per common share	$15.55	$16.89	$15.55	$16.68	$16.89
Return on average equity (“ROE”) p.a.	8.4%	12.6%	7.9%	18.0%	9.6%
Tier 1 capital ratio	27.3%	21.4%	27.3%	21.2%	21.6%
Net interest margin	1.76%	1.72%	1.78%	1.70%	1.65%

Liquid Assets (2) / Total Assets	4.6%	7.3%	4.6%	5.4%	7.3%
Liquid Assets (2) / Total Deposits	14.6%	22.3%	14.6%	16.3%	22.3%

Total assets	$3,521	$4,454	$3,521	$4,205	$4,454
Total stockholders’ equity	$565	$614	$565	$606	$614

(1)	Earnings per share calculations are based on the average number of shares outstanding during each period.

(2)	Excludes cash balances in the proprietary asset management portfolio.

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Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter's results:
"Bladex is benefiting from underlying fundamentals in our markets that remain strong. Trade in Latin America continues growing at a healthy pace, with industry and financial trends in the Region reflecting generally improving macroeconomic conditions.

Bladex's financial performance during the third quarter represents, in my opinion, the strength of the Bank’s business model and franchise. Despite, working in the midst of significant volatility in many sectors of the financial markets, Bladex was able to achieve solid results across most of our businesses.

The Commercial Division capitalized on increasing lending spreads, rising credit demand, an expanded client base, and solid portfolio quality, to post a 7% quarterly improvement in operating income, placing it 23% ahead of 2006 year-to-date results. While it is too early to discern a trend, competitive pressures in the Region’s offshore credit business have generally eased, while pricing levels have improved.

The Treasury Division, coming off a record second quarter, returned to a more normalized performance level, contributing 29% of the quarter's operating income. Significantly, in spite of market dislocations, the trading results from Bladex’s proprietary asset management activities were satisfactory. With four consecutive quarters of positive trading results, we believe the medium-term economics of the business have been established.

Significantly as well, in light of both market conditions and strong loan growth, the Bank further strengthened its ample liquidity position while maintaining stability in the cost of its funding. We intend to carry an especially strong liquidity position as long as volatile conditions in the market warrant it.

While we are satisfied with the success of the expansion and diversification of the Bank’s client base, as well as with the results of transforming the Treasury Division into a revenue center, we remain dissatisfied with both the trend and absolute level of fee income. While Bladex has plans to offset the decline in the letter of credit and guarantee business, we foresee the fees charged on third party asset management, a business line we intend to deploy in the coming months, as providing the most significant short-term source of incremental fees.

In summary terms, with net income through the end of the third quarter running 54% ahead of 2006, Bladex believes that it possesses the market and management momentum needed to continue executing on all aspects of its strategy." Mr. Rivera, concluded.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through September 30, 2007, Bladex had disbursed accumulated credits of over $150 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com. A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Mr. Carlos Yap, Chief Financial Officer
Tel. No. (507) 210-8563, e-mail: cyap@blx.com,
-or-
Investor Relations Firm
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Monday, October 22, 2007, at 11:00 a.m., New York City time (Eastern Time). For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857. Participants should use conference ID# 9261663, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.blx.com.
The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through October 29, 2007. Please dial (877) 519-4471 or (973) 341-3080, and follow the instructions. The Conference ID# for the replayed call is 9261663.

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